82-4803

04

SUPPL

ARCON

Interim Report and financial Statements 2004

dw 10/19

Highlights

- Turnover (after smelter deductions) increased by 68% from €11 million to €18.4 million as a consequence of higher sale volumes, higher commodity prices and lower unit treatment charges.
- EBITDA profit of €3.4 million was achieved compared to an EBITDA loss of €2 million in the corresponding period in 2003.
- An operating profit of €1.07 million was earned compared to an operating loss of €4.4 million in the corresponding period in 2003.
- A net profit of €1 million (€4.9 million loss in 2003) was achieved.
- Final planning permission to develop and mine the high grade 'R' zone orebody was received.
- Upgrading of mill capabilities to handle high grade ore continued. Lead production recommenced in January and the lead circuit was expanded in the second half of May 2004.
- At the AGM in July, the consolidation of shares on a 1 for 10 basis was approved and was implemented in August.
- New geological anomalies were identified for the next phase of the Company's exploration drilling programme.

Dear Shareholder,

I am very pleased to announce our first net profit of €1 million for the six months ending June 30th, 2004. This net profit, which represents a watershed for your Company, was earned as a direct consequence of ARCON's strategy to maximize production volumes, thereby reducing unit operating costs to well below prevailing commodity prices.

Concentrate sale volumes increased by a record 25% to 78,100 tonnes as a result of increased lead production. A major upgrade to the lead circuit was completed in the second half of May 2004 and this has nearly trebled lead production since that time and now puts the Company in a strong position to benefit from the exceptionally high lead prices that are currently prevailing. Zinc concentrate production was also at an all time high for the period.

Mining/Milling

During the first six months of 2004, ARCON processed 330,000 tonnes of ore (331,000 tonnes, 2003). Additionally, the Company mined 18,921 tonnes in development. The Company made record shipments of 66,900 tonnes of zinc concentrate and 11,200 tonnes of lead concentrates, a total of 78,100 tonnes compared to 62,400 tonnes of zinc concentrate in 2003.

Further increases in mine production were curtailed as a consequence of a labour strike at a third party maintenance subcontractor from April to August 2004 which was outside the company's control.

Exploration

Having delineated the R zone, the Company turned its attention to the next phase of its exploration programme. During the period, the Company continued to evaluate its micro gravity and other geophysical surveys around the mine site and it has now identified a number of new nearby geophysical anomalies which will be evaluated through a new drilling programme.

The Company is also assessing a number of overseas opportunities.

Finance

Turnover (after smelter deductions) increased 68% compared to the same period in 2003. The average LME Euro equivalent zinc price increased 20.8% to €855 per tonne while the LME Euro equivalent lead price increased by 65% to €676 per tonne. Unit smelter treatment charges continued to decline due to a further tightening of the concentrate market.

An operating profit of €1 million (loss of €4.4 million in 2003) was earned in spite of higher production and distribution costs.

The consolidation of the company's shares on a 1 for 10 basis was approved by shareholders in July and implemented in August 2004.

Management

Mr. Peter Kidney took over the day to day running of the Company as Chief Executive in September 2004 following the previously announced stepping down of Mr. Kevin Ross as Chief Executive. Peter has over 20 years experience in senior positions with natural resources companies, and has been involved with the development of ARCON, since it was established in it's current form in 1992, initially as Chief Financial Officer and since November 2000, as Finance Director. Kevin remains as a non-executive director of the Company. On your behalf, I would like to thank Kevin for his valuable contribution and leadership of the Company during its restructuring over the past three and a half years whilst also wishing Peter every success in his new position.

Outlook

The zinc metal market continues to improve as world demand continues to increase. As a result, demand for zinc concentrate remains strong and limited zinc concentrate supply is expected to lead to a further tightening of smelter treatment charges for the foreseeable future. The recommencement of lead production has coincided with very high lead prices, which appear to be underpinned by low LME lead stocks. The settlement of the sub-contractors labour dispute will now permit the company to focus on further increasing production volumes in the second half of the year.

With the improvement in market conditions the company looks forward to an improving trend in its operational results.

Tony O'Reilly Jnr.
Chairman.

Tuesday, 28th September 2004

ARCON International Resources P.l.c

Consolidated Profit & Loss Account for the six months ended 30th June 2004

	2004 Unaudited €'000	2003 Unaudited €'000
Gross Value Metal Sold	34,275	22,808
Smelting Charges & Deductions	(15,903)	(11,849)
Turnover	18,372	10,959
Cost of Sales		
Production Costs	(11,789)	(10,244)
Depreciation	(2,288)	(2,415)
	(14,077)	(12,659)
Gross Profit/(Loss)	4,295	(1,700)
Other Operating Costs		
Other Operating & General Administration	(1,357)	(1,325)
Selling & Distribution	(1,853)	(1,464)
Foreign Exchange Gain	83	154
Mineral Exploration Costs written off	(97)	(93)
	(3,224)	(2,728)
Operating Profit/(Loss)	1,071	(4,428)
Interest Receivable & Similar Income	27	25
Interest Payable & Similar Charges	(95)	(554)
Profit/(Loss) on Ordinary Activities before Taxation	1,003	(4,957)
Tax on Profit/(Loss) on Ordinary Activities	-	-
Retained Profit/(Loss) for the period	1,003	(4,957)
Profit & Loss Account, beginning of the period	(105,147)	(95,465)
Retained Profit/(Loss) for the period	1,003	(4,957)
Profit & Loss Account, end of period	(104,144)	(100,422)
Profit/(Loss) per Ordinary Share - Euro	0.0058	(0.0313)
Fully diluted Profit/(Loss) per Ordinary Share - Euro	0.0058	(0.0313)

ARCON International Resources P.l.c

Consolidated Balance Sheet at 30th June 2004

	2004 Unaudited €'000	2003 Unaudited €'000
Fixed Assets		
Mineral Interests	20,012	21,099
Other Tangible Assets	9,446	10,420
	29,458	31,519
Current Assets		
Stock	841	1,007
Debtors	3,851	1,505
Investments	1	1
Cash at bank & on hand	3,502	2,221
	8,195	4,734
Current Liabilities		
Bank Loans & Overdrafts	(7,404)	(3,501)
Trade Creditors	(1,916)	(4,814)
Accruals	(8,126)	(5,103)
Lease Obligations	(461)	(206)
Amounts Falling due within one year	(17,907)	(13,624)
Net Current Liabilities	(9,712)	(8,890)
Total Assets Less Current Liabilities	19,746	22,629
Creditors		
Falling due after more than one year		
Loans	(6,564)	(9,843)
Lease Obligations	(20)	(675)
Provision for Liabilities & Charges	(4,777)	(4,544)
Net Assets	8,385	7,567
Capital Reserves		
Called up Share Capital	31,770	30,189
Capital Conversion Reserve Fund	1,002	1,002
Share Premium Account	81,359	77,608
Profit & Loss Account	(104,144)	(100,422)
Foreign Currency Translation Reserve	(1,602)	(810)
	8,385	7,567

ARCON International Resources P.l.c

Consolidated Cashflow Statement for the six months ended 30th June 2004

	2004 Unaudited €'000	2003 Unaudited €'000
Net Cashflow from Operating Activities	1,390	(571)
Returns on Investments and Servicing of Finance	51	4
Capital Expenditure and Financial Investment	(1,819)	(2,514)
Net Cash outflow before use of Liquid Resources and Financing	(378)	(3,081)
Management of Liquid Resources	–	–
Financing	–	3,482
Increase/(Decrease) in cash	(378)	401

Reconciliation of net Cash flow to Movement in Net Debt

	2004 Unaudited €'000	2003 Unaudited €'000
Increase/(Decrease) in cashflow for period	(378)	401
Cashflow from draw-down of bank loans, Capitalised interest, net	(79)	(4,111)
Cash (inflow) outflow from movement in Liquid Resources	–	–
Change in net debt arising from cashflows	(457)	(3,710)
Foreign Exchange Translation	(500)	988
Net Debt at end of period	(9,509)	(8,401)
Net Debt at end of period	(10,466)	(11,123)

Notes to the Financial Statements – 30 June 2004

1. The date of the planned mine closure has been extended to 2010, following the issue of final planning permission for the "R" zone and the completion of a revised independent mine closure plan. Consequently, by deferring the liability for the closure costs to a later date the discount amount attributable to the present value of closure costs is increased, with a consequent decrease in interest payable of €524,000.

2. The financial statements for the six months ended 30th June 2004 and 30th June 2003, which were approved by the directors on 28th September 2004 are neither audited or reviewed by our Auditors. There have been no changes to existing accounting policies, which have been consistently applied throughout the period.

3. Profit/(Loss) per share has been restated for the consolidation of ordinary shares on a one for ten basis that occurred in August 2004